Arent Fox LLP / Attorneys at Law Washington, DC / New York, NY / Los Angeles, CA www.arentfox.com

February 1, 2013	Deborah S. Froling
Partner
202.857.6075 DIRECT
VIA EDGAR AND HAND DELIVERY	202.857.6395 FAX
deborah.froling@arentfox.com

Ms. Pamela Long

Division of Corporation Finance

Mail Stop 46-31

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICON ECI Fund Sixteen Amendment No. 1 to Registration Statement on Form S-1 Filed February 1, 2013 SEC File No. 333-185144

Dear Ms. Long:

On behalf of our client, ICON ECI Fund Sixteen (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 14, 2012, with respect to the Registration Statement on Form S-1 filed with the Commission on November 26, 2012 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect, among other things, changes requested by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the dealer-manager has received clearance by FINRA.

Response: The Registrant will inform the Staff as to the receipt by the dealer-manager of FINRA’s no objections letter prior to the effectiveness of the Registration Statement.

1717 K Street, NW	1675 Broadway	555 West Fifth Street, 48th Floor
Washington, DC 20036-5342	New York, NY 10019-5820	Los Angeles, CA 90013-1065
T 202.857.6000 F 202.857.6395	T 212.484.3900 F 212.484.3990	T 213.629.7400 F 213.629.7401

Ms. Pamela Long February 1, 2013 Page 2

2.	We may have further comments on the legal opinions and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Response: The Registrant will provide all material exhibits, including the legality and tax opinions, well in advance of any request for effectiveness to give the Staff sufficient time to review.

3.	Please provide us with a legal analysis that sets forth your views as to the applicability of the Investment Company Act of 1940 to your proposed business. Also advise us to the applicability of the Investment Advisers Act of 1940 to the Investment Manager.

Response: We believe that the Registrant is not an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), because it will qualify for the exclusion from the definition of the term “investment company” based on Section 3(c)(5)(A) and (B) of the 1940 Act.

In order to rely on Sections 3(c)(5)(A) and (B) and be deemed “primarily engaged” in the applicable businesses, at least 55% of an issuer’s assets must represent investments in eligible loans and receivables under those sections.  The Staff’s guidance permits an issuer to rely on a combination of these two sections, so long as more than 55% of the issuer’s assets are invested in a combination of instruments included in Section 3(c)(5)(A) and (B).  Section 3(c)(5)(A) exempts a company that is primarily engaged in “[p]urchasing or otherwise acquiring notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services[.]”  Section 3(c)(5)(B) exempts a company that is primarily engaged in “making loans to manufacturers, wholesalers, and retailers of, and to prospective purchasers of, specified merchandise, insurance, and services[.]”

The Registrant intends to invest more than 55% of its assets in (1) purchases of loans and leases representing part or all of the sales price of equipment (within Section 3(c)(5)(A)), (2) loans and leases made by the Registrant directly to finance the purchase of specified equipment (within Section 3(c)(5)(B)), and (3) sale-leaseback transactions in which the Registrant purchases equipment from an operating company and then leases the equipment back to that company, which is within the scope of Section 3(c)(5)(B).

Ms. Pamela Long February 1, 2013 Page 3

Although termed a “sale-leaseback,” these transactions are effectively a form of financing of specific equipment, and are economically equivalent to a loan (the purchase price) that is repaid through periodic payments (the lease payments).  As a result, the transaction is effectively a loan made by the Registrant to a prospective purchaser of specified merchandise (the relevant equipment).  We do not believe that the fact that the “borrower” may already own the equipment to be financed – and therefore may not be “prospective” in the ordinary sense – is critical for purposes of determining whether the Registrant is able to rely on Section 3(c)(5)(B) with respect to these transactions.  Whether the Registrant enters into the sale-leaseback transaction at the time the borrower originally purchased the equipment, or at some time thereafter, in no way affects the lending or business operations of the Registrant or the risks presented to the Registrant’s investors.  In this regard, Section 3(c)(5)(B) does not prevent the financing of resales of used equipment.

In addition, we do not believe that the Investment Manager is an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), because not only is it not advising an investment company as discussed above, but also because it does not meet the definition of the term “investment adviser” set forth in Section 202(a)(11) of the Advisers Act. The elements of the definition of investment adviser contained in Section 202(a)(11) of the Advisers Act that are relevant to the analysis of the activities of the Registrant’s Investment Manager include “for compensation,” “engages in the business of advising others” and “as to the advisability of investing in, purchasing, or selling securities.”

The Investment Manager is compensated in exchange for its services to the Registrant based upon the total cost of the financings collateralized by equipment provided by the Registrant, as well as the gross payments due and paid from those financings. See pages 38 and 39 of Amendment No. 1.

The Investment Manager “engages in the business of advising others” as it acts as the Investment Manager for the Registrant, as well as for other funds it has sponsored and managed and currently manages.

Ms. Pamela Long February 1, 2013 Page 4

The critical element to the analysis of whether the Investment Manager is an investment adviser pursuant to the Advisers Act relates to whether or not it is advising on “investing in, purchasing or selling securities.” The Investment Manager believes that it is not advising on the investment in or purchase or sale of securities, rather it is advising on investments in equipment and equipment-related assets. As the Registrant currently has no assets, it is impossible to analyze the assets of the Registrant to determine whether or not they are securities. However, in looking at the types of investments made by the Investment Manager’s other funds, one can analyze whether or not the types of investments typically made by entities managed by the Investment Manager, and intended to be made by the Registrant, would be deemed to be “securities” under the Advisers Act. A “security” is defined in Section 202(a)(18) of the Advisers Act in generally the same way as that term is defined in Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”). Thus, the analysis as to whether something is or is not a security can be viewed as similar to the Securities Act analysis, which employs the “Howey” test for an investment contract. See, e.g., Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946). Under Howey, an investment contract is an investment in money in a common enterprise with the expectation of profit solely through the efforts of others. The Registrant contends that its investments will not be securities for purposes of the Howey test, and, accordingly, should not be viewed as securities under the Advisers Act. As stated on the cover page of the Registrant’s prospectus, the Registrant intends to invest primarily in “debt and debt-like financings (such as loans, leases and other structured financing transactions) in, or that are collateralized by, [equipment and other corporate infrastructure].” The making of a discrete loan or extending financing to another party (as opposed to buying notes or debentures as part of a series in an offering) is not the purchase of a security. See, e.g., Reves v. Ernst & Young, 494 U.S. 56 (1990). Investing in a lease is not the purchase of a security. In addition, the Registrant expects that many of its investments will include investments in joint ventures that will make the investments in equipment and equipment-related assets. These joint ventures will not constitute “securities” as the expectation of profit will not come solely from the effort of others, since the Investment Manager will be actively managing the joint venture whether the joint venture is with an affiliate or an unaffiliated third party, as required by the Registrant’s Trust Agreement.

Ms. Pamela Long February 1, 2013 Page 5

The Investment Manager, like many similarly situated managers, was also able to rely upon the “private adviser” exemption under Section 203(b)(3) of the Advisers Act, which, prior to enactment of the Private Fund Investment Adviser Registration Act of 2010 (the “PFIARA”), had exempted from registration managers with fewer than 15 clients during the course of the preceding 12-month period. While the Investment Manager could no longer rely on the private adviser exemption, the Investment Manager has reviewed the public policy behind the elimination of such exemption. Consistent with the Commission’s previous attempts to restrict the private adviser exemption, most notably, with the adoption of Rule 203(b)(3)-2 in 2004, which the Commission argued at the time was necessary “to provide the protections afforded by the Advisers Act to investors in hedge funds,”1 the Commission’s focus, historically, with respect to the private adviser exemption has been its use by hedge fund managers. In line with that historical focus, the addition of the defined terms “private fund” and “private fund adviser” in the PFIARA was intended to require investment adviser registration for hedge fund managers who had not previously been required to register due to reliance upon the private adviser exemption. The Registrant is not a hedge fund, but is instead a publicly registered company that is governed by the Securities Exchange Act of 1934, and the rules of the Commission thereunder, as well as the rules of state securities commissions (see below) and is not and was not the cause of the kinds of systemic risk issues that the Commission has associated with hedge funds over the past few years. The Registrant, like the publicly registered, non-traded REITs, real estate funds and oil and gas funds that also fall into the direct participation program regulatory scheme (advisers to which also need not be registered), is not a “private fund” under the revised rules, which apply to funds that would be investment companies under the 1940 Act except for the exemptions typically used by hedge funds in Sections 3(c)(1) and 3(c)(7), because it is exempt from the 1940 Act registration requirements as a result of Section 3(c)(5)(A) and (B) (REITs and real estate funds are exempt pursuant to Section 3(c)(5)(C), and oil and gas funds are exempt pursuant to Section 3(c)(9)) and not Section 3(c)(1) or 3(c)(7). In addition, the Registrant is a publicly registered company and once effective will be subject to the public reporting requirements of public companies, including filing annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Additionally, the Registrant, because it is publicly registered, but its shares are not listed on a national securities exchange, must register its shares not only with the Commission, but also with each of the 51 state securities commissions and Puerto Rico and in so doing, comply with the Equipment Program Guidelines of the North American Securities Administrators Association (the “Equipment Guidelines”). Similarly, the non-traded REITs are governed by the Real Estate Investment Trust Guidelines, the real estate funds are governed by the Real Estate Programs Guidelines and the oil and gas funds are governed by the Registration and Qualification of Oil and Gas Program Guidelines (collectively, with the Equipment Guidelines, the “Guidelines”). The Equipment Guidelines provide significant restrictions on the operations of the Registrant including, without limitation, (1) the types and amounts of compensation to be paid to the Investment Manager, including incentive compensation, (2) conflict of interest provisions, (3) the experience and net worth of sponsors and (4) the rights of shareholders. The restrictions contained in the Equipment Guidelines currently serve to substantively regulate the relationship between the Investment Manager and the Registrant and the restrictions contained in the Guidelines serve to regulate the relationship between the advisers to non-traded REITs, real estate funds and oil and gas funds in a way that hedge fund managers are not regulated. In addition, many of the restrictions contained in the Advisers Act, if applied to the Investment Manager, and similarly situated advisers to non-traded REITs, real estate funds and oil and gas funds, are inconsistent with the provisions of the Guidelines. If the Investment Manager were to be required to register as an investment adviser under the Advisers Act and comply with all of the requirements of an investment adviser pursuant thereto, it would no longer be able to manage the Registrant and its other funds as they are currently structured.

1 Registration Under the Advisers Act of Certain Hedge Fund Advisers, 17 CFR Parts 275 and 279, Release No. IA-2333, File No. S7-30-04.

Ms. Pamela Long February 1, 2013 Page 6

Since the definition of “private funds” only included funds of the kind which were previously exempt from registration as an investment company pursuant to Section 3(c)(1) and Section 3(c)(7) of the 1940 Act, there was no intention to reach advisers who only advise investment vehicles, such as equipment funds, REITs, real estate funds or oil and gas funds, which are exempted under Section 3(c)(5) (in the case of equipment funds, REITs and real estate funds) and Section 3(c)(9) (in the case of oil and gas funds). The Registrant believes that requiring registration for those advisers to Section 3(c)(5) and Section 3(c)(9) funds would be overreaching the intent of the PFIARA as well as overly burdensome for those advisers given all of the current regulatory requirements to which these funds and their advisers are subject, including the Guidelines as well as public reporting requirements.

In addition, notwithstanding the analysis above, the Investment Manager qualifies for the exemption from registration based upon Section 203(b)(1) of the Advisers Act as all of its clients are residents of the State of New York, where the Investment Manager maintains its principal office and place of business. The Investment Manager also does not advise private funds (see the analysis above) nor does it furnish advice or issue analyses or reports with respect to securities that are listed or admitted to unlisted trading privileges on any national securities exchange.

As a result of all of the foregoing, the Investment Manager believes that it is not an investment adviser and is not required to register pursuant to the Advisers Act.

4.	Please provide a clearer description of the process involved with investing in the debt and debt-like financings of privately held companies.

Response: The process by which the Registrant will make its investments in debt and debt-like financings (such as loans and leases) in, or collateralized by, equipment is set forth on pages 74 to 80 of the prospectus contained in Amendment No. 1.

5.	Supplementally, provide us with an explanation of the differences, if any, between a statutory trust and a partnership.

Response: Both a statutory trust and a partnership are treated as partnerships for tax purposes. Under Delaware law, there are no substantive differences between a partnership and a statutory trust other than the requirement in a statutory trust for a Delaware trustee. As structured in this offering, there are no real substantive differences between the partnership structure of similar funds offered by the Investment Manager and the Registrant. The rights of investors are similar in a partnership and the Registrant and comply with the requirements of the Equipment Guidelines.

6.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

Ms. Pamela Long February 1, 2013 Page 7

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Registrant has provided the requested disclosure on the cover page as well as on page 71 of Amendment No. 1.

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provides us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There are no written communications provided in reliance upon Securities Act Section 5(d) to potential investors. There are no research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act. If any such materials are created, the Registrant will provide them to the Staff supplementally.

Cover Page of the Prospectus

8.	We note that you will use the funds raised in the offering to originate or acquire a diverse pool of investments as well as other “strategic investments” collateralized by capital assets. Please clarify whether any of these will be investments in capital assets themselves. We note the disclosure on page 67 of the prospectus.

Ms. Pamela Long February 1, 2013 Page 8

Response: The disclosure on the cover page has been revised to clarify that the Registrant may invest in Capital Assets as well as investments collateralized by Capital Assets.

9.	Please disclose how much of the gross offering proceeds you expect to invest if you receive the maximum as well as less than the maximum offered.

Response: The cover page of Amendment No. 1 has been revised to include the percentage of gross offering proceeds to be invested if the Registrant receives the minimum as well as the maximum offering amount.

10.	The detailed information in the footnotes to the tables appear better suited to another portion of the prospectus. Please revise.

Response: The disclosure in the footnotes on the cover page has been revised as requested.

11.	Please include as a risk how long investors should be prepared to hold their interests.

Response: The third bullet risk factor on the cover page has been revised to disclose that an investor should be prepared to hold his shares for at least nine years.

12.	Please include in the risks related to borrowing, the costs of servicing such debt.

Response: The sixth bullet risk factor on the cover page has been revised to include the costs of servicing such debt as a potential risk.

Conflicts of Interest, page 41

13.	With respect to each potential conflict of interest discussed in this section, please describe the methods by which you will minimize the potential conflicts. See Release Item 5.A. of Industry Guide 5 and Section II.B.2.c of No. 33-6900. We note the reference to the relevant Trust Agreement provisions and the mitigation discussion with respect to some but not all conflicts.

Ms. Pamela Long February 1, 2013 Page 9

Response: Sections 6.2 and 6.4 of the Registrant’s Trust Agreement, as discussed in the first paragraph on page 43 of Amendment No. 1, outlines the parameters of resolving the conflicts of interest inherent in the Registrant’s offering. In addition, the disclosure on pages 43 and 44 of Amendment No. 1 under the heading “Conflicts of Interest – Competition with the Investment Manager and Its Affiliates for Investments” discusses the factors to be taken into account when determining the allocation of investment opportunities amongst the various funds that the Investment Manager and its affiliates manage. Please also see the disclosure on page 47 of Amendment No. 1 under the headings “Management Responsibility – Competing Activities” and “—Detriment and Benefit” for a discussion of the methods by which the Investment Manager intends to resolve conflicts of interest.

Funds Sponsored by the Investment Manager and Its Affiliates, page 47

14.	Please disclose which of the funds is most similar to this fund. It appears that the strategy of investing in debt and debt-like financings (such as loans and leases) that are collateralized by capital assets is most similar to ICON ECI Fund Fifteen, L.P. Please provide clear disclosure as to whether any other funds managed by the Investment Manager and their affiliates engaged in this particular strategy and disclose clearly how this diverges from previous funds.

Response: Please see the revised disclosure under the heading “Funds Sponsored by the Investment Manager and Its Affiliates – Public Funds” beginning on page 50 of Amendment No. 1 discussing the funds most similar to and engaged in a similar investment strategy as the Registrant. Please also see the disclosure under the headings “Public Funds Sponsored by the Investment Manager’s Original Owners” and “Public Funds Sponsored by the Investment Manager’s Subsequent Owners” on pages 52 through 55 of Amendment No. 1 for a discussion of how the Registrant’s investment objectives and policies differ from prior funds sponsored and/or managed by the Investment Manager.

Investment Objectives and Strategy, page 66

15.	Please disclose how much of the proceeds you intend to invest if you receive less than the maximum offering amount.

Response: Please see the revised disclosure on page 69 of Amendment No. 1.

16.	Please clarify how much of the investment strategy will be geared towards investments in debt and debt-like financings (such as loans, leases and other structured financing transactions) and how much will constitute investments in capital assets.

Ms. Pamela Long February 1, 2013 Page 10

Response: As the Registrant is a blind pool investment vehicle, it is impossible to determine what the ultimate mix of investments will be. The disclosure under the heading “Investment Objectives and Strategy” provides potential investors insight into the types of investments the Investment Manager is seeking for the Registrant, but the Investment Manager cannot give any particular breakdown with respect to such investments. The investments actually made by the Registrant will be disclosed in its prospectus supplements during the offering period, as well as in its annual and quarterly reports during and after the offering period.

Sales Material, page 138

17.	As you know, any supplemental sales materials to be used in connection with your offering are required to be submitted to us pursuant to the requirements of Item 19.D. of Industry Guide 5 and will be subject to our review and comment. The sales literature is required to present a balanced discussion of the risks and rewards of an investment and should not contain any information or disclosure that is inconsistent with or not also provided in your prospectus.

Response: The Registrant will provide the Staff with all supplemental sales materials prior to their use and give the Staff sufficient time to complete its review. Such sales materials will provide a balanced discussion and will be consistent with the disclosure in the prospectus.

If you have any questions, please feel free to call me at (202) 857-6075 or Michelle Ko, Senior Director, of ICON Investments at (646) 845-2571.

Sincerely,

/s/ Deborah S. Froling
Deborah S. Froling

Enclosures

cc:	Blake Estes Michelle Ko